EXHIBIT 99.1

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

CN ENERGY GROUP. INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2024	2023
ASSETS	(unaudited)
Current Assets:
Cash	$126,416	$195,502
Accounts receivable, net	33,374,714	29,012,866
Inventories, net	4,030,745	2,655,233
Advances to suppliers, net	29,244,201	39,044,066
Prepaid expenses and other current assets	1,443,289	1,541,698
Total current assets	68,219,365	72,449,365
Biological assets, net	28,187,520	28,355,589
Property, plant and equipment, net	13,262,082	13,834,393
Land use right, net	6,617,882	6,653,666
Long-term deposits	1,108,126	1,096,628
Prepayment for property, plant and equipment	874,554	3,606,708
Right-of-use assets	149,277	195,813
Intangible assets, net	2,941	3,060
Total Assets	$118,421,747	$126,195,222

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term loans	$4,695,096	$4,646,382
Long-term loans, current portion	565,535	548,245
Convertible notes	1,198,729	2,027,500
Accounts payable	5,915,780	12,565,401
Deferred revenue, current	220,212	80,866
Due to related parties	512,531	152,556
Taxes payable	82,948	83,190
Lease liabilities	-	31,602
Prepayment from customers	4,654	1,146,988
Accrued expenses and other current liabilities	2,298,511	1,160,540
Total current liabilities	15,493,996	22,443,270
Long-term loans, non-current portion	-	34,266
Deferred revenue, non-current	81,714	121,299
Deferred tax liabilities	25,547	34,153
Total liabilities	15,601,257	22,632,988

Commitments and contingencies

Shareholders’ Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 3,077,186 and 2,285,826 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively*	103,027,536	101,922,676
Class B ordinary share, no par value, unlimited number of shares authorized; 100,698 shares issued and outstanding as of March 31, 2024 and September 30, 2023.*	4,231,055	4,231,055
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	527,634	526,217
Accumulated deficits	(6,168,669)	(3,211,885)
Accumulated other comprehensive loss	(7,662,265)	(8,771,028)
Total shareholders’ equity	102,820,490	103,562,234

Total Liabilities and Shareholders’ Equity	$118,421,747	$126,195,222

*  Retrospectively restated for effect of 1-for-30 reverse share split on January 18, 2024 (see Note 21).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended, March 31
	2024	2023
	(unaudited)	(unaudited)
Revenues	$31,285,396	$22,675,117
Cost of revenues	(31,220,004)	(21,876,277)
Gross profit	65,392	798,840
Operating expenses:
Allowance for receivables and inventories	(995,155)	(2,005,902)
Selling expenses	-	(44,082)
General and administrative expenses	(1,659,355)	(2,521,813)
Research and development expenses	(133,290)	(589,090)
Total operating expenses	(2,787,800)	(5,160,887)

Loss from operations	(2,722,408)	(4,362,047)

Other income (expenses):
Interest expense	(285,371)	(274,696)
Government subsidy income	40,936	426,629
Interest income	358	282
Other income	2,183	42,795
Total other (expense) income, net	(241,894)	195,010

Loss before income taxes	(2,964,302)	(4,167,037)
Income tax benefits (expenses)	8,935	(4,141)
Net loss	(2,955,367)	(4,171,178)

Net loss	(2,955,367)	(4,171,178)
Other comprehensive (loss) income:
Foreign currency translation gain	1,108,763	3,767,765
Comprehensive loss	($1,846,604)	($403,413)

Loss per share
Basic	($1.64)	($0.09)
Diluted	($1.64)	($0.09)
Weighted average shares outstanding*
Basic	1,802,948	1,489,732
Diluted	5,269,745	1,725,078

*  Retrospectively restated for effect of 1-for-30 reverse share split on January 18, 2024 (see Note 21).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

							Retained	Accumulated
	Ordinary Shares*				Additional		Earnings	Other	Total
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	Income (Loss)	Equity
Balance as of September 30, 2022	668,755	$54,278,472	100,698	$4,231,055	$8,865,199	$524,723	$2,415,349	($6,532,472)	$63,782,326
Issuance of ordinary shares for private placement, net	350,467	18,000,000	-	-	-	-	-	-	18,000,000
Issuance of ordinary shares for acquisition	293,984	18,373,771	-	-	-	-	-	-	18,373,771
Issuance of ordinary shares and warrants, net	502,322	7,820,433	-	-	-	-	-	-	7,820,433
Issuance of ordinary share for services	66,667	1,100,000	-	-	-	-	-	-	1,100,000
Net loss for the period	-	-	-	-	-	-	(4,171,178)	-	(4,171,178)
Appropriation to statutory reserve	-	-	-	-	-	8,537	(8,537)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	3,767,765	3,767,765
Balance as of March 31, 2023	1,882,195	$99,572,676	100,698	$4,231,055	$8,865,199	$533,260	($1,764,366)	($2,764,707)	$108,673,117

Balance as of September 30, 2023	2,285,826	$101,922,676	100,698	$4,231,055	$8,865,199	$526,217	($3,211,885)	($8,771,028)	$103,562,234
Issuance of ordinary shares for convertible notes redemption	691,610	960,000	-	-	-	-	-	-	960,000
Issuance of ordinary shares for warrants exercised	100,000	145,290	-	-	-	-	-	-	145,290
Effect of reverse share split	(250)	(430)	-	-	-	-	-	-	430)
Net loss for the period	-	-	-	-	-	-	(2,955,367)	-	(2,955,367)
Appropriation to statutory reserve	-	-	-	-	-	1,417	(1,417)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	1,108,763	1,108,763
Balance as of March 31, 2024	3,077,186	$103,027,536	$100,698	$4,231,055	$8,865,199	$527,634	($6,168,669)	($7,662,265)	$102,820,490

*  Retrospectively restated for effect of 1-for-30 reverse share split on January 18, 2024 (see Note 21).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the six months ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	($2,955,367)	($4,171,178)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for accounts receivable	(317,232)	1,890,745
Allowance for advances to suppliers	1,349,917	92,198
Allowance for prepaid expenses and other current assets	148,975	(3,659)
Allowance for inventories	(186,505)	-
Depreciation expense	718,862	782,906
Loss on disposal of property and equipment	-	497
Amortization of operating lease right-of-use assets	48,682	56,153
Amortization of intangible assets and land use right	105,898	100,514
Depreciation of biological assets	466,256	401,621
Deferred income taxes	(8,982)	-
Amortization of deferred revenue	(40,936)	(49,252)
Amortization of debts issuance costs	-	124,167
Interest expenses	212,277	-
Changes in operating assets and liabilities:
Accounts receivable	(3,748,263)	(3,462,885)
Inventory	(1,163,768)	(2,493,735)
Advances to suppliers	8,878,992	(33,081,045)
Prepaid expenses and other current assets	(67,605)	(317,769)
Accounts payable	(2,562,091)	10,523,215
Operating lease liabilities	(31,994)	966
Taxes payable	(1,116)	(137,337)
Accrued expenses and other current liabilities	(1,425,200)	457,757
Net cash used in operating activities	(579,200)	(29,286,121)

Cash flows from investing activities:
Other receivables	25,000	(999,865)
Purchase of treasury shares	(430)	-
Purchase of property, plant and equipment	(122)	(9,862)
Acquisition of a subsidiary, net of cash	-	620
Net cash provided by (used in) investing activities	24,448	(1,009,107)

Cash flows from financing activities:
Proceeds from convertible notes	-	3,000,000
Proceeds from issuance of shares and warrants	-	7,820,433
Proceeds from warrants exercised	145,290	-
Proceeds from related parties loans	361,528	235,477
Repayment of bank loans	(23,128)	(1,502,577)
Proceeds from bank loans	-	2,151,525
Net cash provided by financing activities	483,690	11,704,858

Effect of exchange rate changes on cash	1,976	1,219,847
Net decrease in cash	(69,086)	(17,370,523)
Cash, beginning of period	195,502	18,046,872
Cash, end of period	$126,416	676,349

Supplemental disclosure information:
Cash paid for income tax	$11	$6,319
Cash paid for interest	$36,715	$126,503

Supplemental non-cash activities:
Issuance of shares for acquisition	-	$18,373,771

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Note 1 – Organization and nature of business

CN ENERGY GROUP. INC. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy, through its subsidiaries (collectively, the “Company”), manufactures and supplies wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and produces of biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

Reorganization

In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of CN Energy, a British Virgin Islands holding company; (2) the incorporation of Clean Energy Holdings Limited (“Energy Holdings”), a Hong Kong holding company; (3) the incorporation of Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), two new wholly foreign-owned enterprises (the “WFOEs,” and each a “WFOE”) formed by Energy Holdings under the laws of the People’s Republic of China (“China” or the “PRC”); (4) the incorporation of Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”), a PRC company, of which 90% of the equity interests are owned by Manzhouli CN Energy, and the remaining 10% by Zhejiang CN Energy; (5) the incorporation of CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), a PRC company, of which 70% of the equity interests are owned by Manzhouli CN Technology and the remaining 30% by Zhejiang CN Energy; (6) the acquisition of 100% of the equity interests of Greater Khingan Range Forasen Energy Technology Co., Ltd. (“Khingan Forasen”) by CN Energy Development; and (7) the issuance of 10,000,000 ordinary shares of CN Energy to the original shareholders of Khingan Forasen. In relation to the Reorganization, a series of agreements were signed among CN Energy, the original shareholders of Khingan Forasen, CN Energy Development, and offshore holding companies controlled by the original shareholders of Khingan Forasen on August 12, 2019 and August 28, 2019.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to the Reorganization. The consolidation of CN Energy and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of Reorganization.

The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

In May and June 2021, the Company conducted another reorganization in order to simplify its corporate structure and make use of supportive government policies. The reorganization consisted of (i) the transfer of 60% of the equity interests in CN Energy Development from Manzhouli CN Technology to Zhejiang CN Energy, (ii) the transfer of 100% of the equity interests in Manzhouli Zhongxing Energy Technology Co., Ltd. (“Zhongxing Energy”) from Khingan Forasen to CN Energy Development, (iii) the transfer of 100% of the equity interests in Hangzhou Forasen Technology Co., Ltd. (“Hangzhou Forasen”) from Khingan Forasen to CN Energy Development, and (iv) the formation of Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), a PRC company wholly owned by CN Energy Development.

F-6

Note 1 – Organization and nature of business (Continued)

Reorganization (Continued)

CN Energy, the ultimate holding company, currently owns 100% of the equity interests of CN Energy Development, which in turn owns 100% of the equity interests of Khingan Forasen, Hangzhou Forasen, Zhongxing Energy, and Zhejiang New Material.

On March 31, 2022, CN Energy USA Inc (“CN Energy USA”) was incorporated under the laws of the State of Delaware, the United States of America. CN Energy owns 100% of the equity interests in CN Energy USA.

On April 8, 2022, Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Trading”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhoushan Trading.

On April 13, 2022, Ningbo Nadoutong Trading Co., Ltd (“Ningbo Trading”) was incorporated under the laws of the PRC. CN Energy Development owns 100% of the equity interests in Ningbo Trading.

On October 11, 2022, Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhejiang Yongfeng New Material.

On November 11, 2022, CN Energy completed an acquisition of MZ Mining International Co., Ltd (“MZ HK”), a Hong Kong company that wholly owns MZ Pintai Mining (Zhejiang) Co., Ltd (“MZ Pintai”), which is a Chinese company that wholly owns Yunnan Yuemu Agriculture and Forestry Technology Co., Ltd (“Yunnan Yuemu”), pursuant to an equity transfer agreement (the “Equity Transfer Agreement”) dated September 30, 2022 with Shenzhen Xiangfeng Trading Co., Ltd. (the “Seller”). The Seller is independent from all directors and officers of CN Energy, and the Company itself. Pursuant to the Equity Transfer Agreement, the Seller first transferred 100% of its equity interests in Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Seller, to Yunnan Yuemu, and the Seller then sold and transferred, and CN Energy purchased and acquired, 100% of its equity interests in MZ HK for a consideration of $17,706,575.88 and the issuance of 8,819,520 Class A ordinary shares of CN Energy, having a value of $18,373,771, delivered to the Seller and its designees.

Currently, CN Energy has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the British Virgin Islands, and the State of Delaware. Details of the subsidiaries of CN Energy are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding company
Energy Holdings	August 29, 2013	Hong Kong, China	100%	Holding company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding company
Manzhouli CN Technology	June 10, 2019	Inner Mongolia, China	100%	Holding company
CN Energy Development	April 18, 2019	Zhejiang, China	100%	Holding company
Khingan Forasen	March 5, 2009	Heilongjiang, China	100%	Produces and distributes activated carbon and biomass electricity
Hangzhou Forasen	March 16, 2006	Zhejiang, China	100%	Distributes activated carbon products
Zhongxing Energy	May 21, 2018	Inner Mongolia, China	100%	Produce activated carbon and steam for heating
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Produce and sell wading activated carbon in the future
CN Energy USA	March 31, 2022	Delaware, U.S.	100%	Investment, consultation and trading, inactive.
Zhoushan Trading	April 8, 2022	Zhejiang, China	100%	Trading.
Ningbo Trading	April 13, 2022	Zhejiang, China	100%	Trading.
Zhejiang Yongfeng New Material	October 11, 2022	Zhejiang, China	100%	Trading.
MZ HK	December 6, 2018	Hong Kong, China	100%	Holding company
MZ Pintai	January 22, 2019	Zhejiang, China	100%	Holding company
Yunnan Yuemu	September 2, 2022	Yunnan, China	100%	Holding company
Yunnan Honghao	May 6, 2013	Yunnan, China	100%	Forestry project investment and development
Zhejiang Yongfeng	October 11, 2022	Zhejiang, China	100%	Holding company

F-7

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2023 and 2022. Operating results for the six months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ending September 30, 2024.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of CN Energy and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, notes receivable, other receivables, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

F-8

Note 2 – Summary of significant accounting policies (Continued)

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventories

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

The costs of forestry inventories are transferred from biological assets at their costs at the point of harvest. The cost of inventories also includes capitalized production costs, including labor, materials, post-harvest costs, and depreciation. Inventoried costs are transferred to cost of goods sold in the same period as when the products are sold.

Forestry inventories, capitalized production costs, and biological asset adjustments are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period when the write-down or loss occurs.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Biological assets

The Company’s biological assets consist of forests which are not yet harvested. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives. The Company capitalizes all related direct and indirect costs of production to the biological assets at costs at each reporting date. At the point of harvest, the biological assets are transferred to inventory at their costs.

F-9

Note 2 – Summary of significant accounting policies (Continued)

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments, which substantially extend the useful life of assets, are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in income from operations in the consolidated statements of income and comprehensive income.

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

Prepayment for property and equipment represents payment made for production line equipment to be installed in the new production plant in Manzhouli City. Prepayment for property and equipment is not depreciated. Upon readiness for intended use, prepayment for property and equipment is reclassified to the appropriate category within property, plant, and equipment.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

Intangible assets

Intangible assets consist primarily of patents and software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the following estimated useful lives:

Useful life
Purchased patents	10 years
Software	10 years

F-10

Note 2 – Summary of significant accounting policies (Continued)

Goodwill

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company assesses goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Traditionally, goodwill impairment testing is a two-step process. Step one involves comparing the fair value of the reporting units to its carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating an implied fair value of goodwill.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year from acquisition date.

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2024 and September 30, 2023.

F-11

Note 2 – Summary of significant accounting policies (Continued)

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. See Note 18 for further discussion.

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
•

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

•

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions about what assumptions market participants would use in pricing the asset or liability based on the best available information.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented herein.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, term deposit, notes receivable, accounts receivable, advances to suppliers, other receivables, prepaid expenses and other current assets, short-term bank loans, long-term bank loans, current accounts payable, deferred revenue, current, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

F-12

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company is mainly from the sale of two types of products, activated carbon and biomass electricity generated in the process of producing activated carbon. For the sale of activated carbon, the Company recognizes revenue when title and risk of loss passes and the customer accepts the products, which occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between the Company and customers on a customer-by-customer basis. For the sale of biomass electricity, revenue is recognized over time as the biomass electricity is delivered, which occurs when the biomass electricity is transmitted from the power plant of the Company to the provincial power grid company. The amount is based on the reading of meters, which occurs on a systematic basis throughout each reporting period and represents the market value of the biomass electricity delivered.

The Company also provides technical service to customers who purchase activated carbon from the Company. The revenue of technical service is recognized on a straight-line basis over the service period as earned.

The transaction price of activated carbon and technical services is determined based on fixed consideration in the Company’s customer contracts. Pursuant to the power purchase agreements entered into between the Company and the respective provincial power grid company, the Company’s sales of biomass electricity were made to the power grid company at the tariff rates agreed upon with the provincial power grid company as approved by the relevant government authorities in the PRC. In determining the transaction price, no significant financing components exist since the timing from when the Company invoices its customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying ASC 606 is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time. The Company’s sales contracts of biomass electricity have a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The Company’s performance obligation is satisfied over time as biomass electricity is delivered.

There were no contract assets as of March 31, 2024 and September 30, 2023. For the six months ended March 31, 2024 and 2023, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

F-13

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition (Continued)

The Company has elected the following practical expedients in applying ASC 606:

•

Unsatisfied Performance Obligations – for all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•

Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

•

Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•

Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.

•	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Refer to Note 20—Segment reporting for details of revenue disaggregation.

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were nil and $15,725 for the six months ended March 31, 2024 and 2023, respectively.

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the six months ended March 31, 2024 and 2023, the Company had subsidy income of $40,936 and $426,629, including $40,936 and $121,142 for equipment of energy projects grants, and nil and $305,487 of value-added tax refund, respectively.

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of March 31, 2024 and September 30, 2023, the balance of unrecognized government grants was $220,212 and $202,165, respectively, which was recorded in deferred revenue.

Income taxes

CN Energy’s subsidiaries in the USA, PRC and Hong Kong are subject to the income tax laws of the USA, PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the six months ended March 31, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2024 and September 30, 2023. As of March 31, 2024, the tax returns for the calendar years ended December 31, 2016 through December 31, 2023 for CN Energy’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

F-14

Note 2 – Summary of significant accounting policies (Continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. All of the VAT returns filed by CN Energy’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Khingan Forasen and its branch office, Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (“Biopower Plant”), are entitled to 70% VAT refund as they meet the requirement of national comprehensive utilization of resources program. For the six months ended March 31, 2024 and 2023, the amount of nil and $0.3 million VAT refund was recorded in government subsidy income, respectively.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, notes receivable, accounts receivable, advances to suppliers, and other receivables. All of the Company’s cash is maintained with banks within the PRC. Cash maintained in banks within the PRC of less than RMB0.5 million ($69,383) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as elements of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The exchange rate in effect as of March 31, 2024 and September 30, 2023 was US$1 for RMB7.2203 and US$1 for RMB7.2960, respectively. The average exchange rate for the six months ended March 31, 2024 and 2023 was US$1 for RMB7.2064 and US$1 for RMB6.9718, respectively.

F-15

Note 2 – Summary of significant accounting policies (Continued)

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income attributable to all classes of ordinary shareholders of the Company by the weighted average number of shares of all classes of ordinary shares outstanding during the applicable period, and is the same amount for the Company’s Class A ordinary shares and Class B ordinary shares. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There was no anti-dilutive effect for the six months ended March 31, 2024 and 2023.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of the PRC. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

F-16

Note 2 – Summary of significant accounting policies (Continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

F-17

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Accounts receivable	$33,559,596	$29,509,165
Less: allowance for doubtful accounts	(184,882)	(496,299)
Accounts receivable, net	$33,374,714	$29,012,866

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products and biomass electricity are sold and delivered to customers.

The movement of allowance for doubtful accounts was as follows:

	March 31,	September 30,
	2024	2023
	(unaudited)
Balance as of beginning of period	$496,299	$330,990
Addition	-	179,562
Reversal	(317,232)	-
Translation adjustments	5,815	(14,253)
Balance as of end of period	$184,882	$496,299

Note 4 – Inventory

Inventory consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Raw materials	$2,633,372	$1,619,534
Finished goods	1,402,063	1,224,555
Sub-total	4,035,435	2,844,089
Less: allowance for inventory	(4,690)	(188,856)
Total	$4,030,745	$2,655,233

The movement of allowance for inventory was as follows:

	March 31,	September 30,
	2024	2023
	(unaudited)
Balance as of beginning of period	$188,856	-
Addition	-	195,355
Reversal	(186,505)	-
Translation adjustments	2,339	6,499
Balance as of end of period	$4,690	$188,856

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Advances for raw materials purchase	$30,646,304	$39,098,283
Less: allowance for doubtful accounts	(1,402,103)	(54,217)
Advances to suppliers, net	$29,244,201	$39,044,066

The movement of allowance for doubtful accounts was as follows:

	March 31,	September 30,
	2024	2023
	(unaudited)
Balance as of beginning of period	$54,217	$261,518
Addition	1,349,917	-
Reversal	-	(207,668)
Translation adjustments	(2,031)	367
Balance as of end of period	$1,402,103	$54,217

F-18

Note 6 – Biological assets

Biological assets mainly consist forest for future wood harvest and sales, of which the Company owned 29 forest right certificates with expiry dates ranging from August 2053 to December 2076 and with an aggregate area of 14.5 square miles. Biological assets are initially measured at cost and subsequently depreciated on a straight-line basis over its estimated useful lives.

	March 31,	September 30,
	2024	2023
	(unaudited)
Biological assets	$29,506,036	$29,199,895
Less: accumulated depreciation	(1,318,516)	(844,306)
Biological assets, net	$28,187,520	$28,355,589

Depreciation expenses were $466,256 and $401,621 for the six months ended March 31, 2024 and 2023, respectively.

Note 7 – Property, plant, and equipment, net

Property, plant, and equipment, stated at cost less accumulated depreciation, consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Machinery and equipment	$9,598,017	$9,498,312
Property and buildings	7,701,474	7,621,567
Vehicles	217,454	215,198
Office equipment	87,196	86,291
Subtotal	17,604,141	17,421,368
Construction in progress	5,216,649	5,162,523
Less: accumulated depreciation	(9,558,708)	(8,749,498)
Property, plant and equipment, net	$13,262,082	$13,834,393

Depreciation expense was $718,862 and $782,906 for the six months ended March 31, 2024 and 2023, respectively.

F-19

Note 8 – Land use right, net

Land use right, net consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Land use right	$6,959,643	$6,887,433
Less: accumulated amortization	(341,761)	(233,767)
Land use right, net	$6,617,882	$6,653,666

Amortization expense was $105,747 and $91,796 for the six months ended March 31, 2024 and 2023, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Remainder of fiscal 2024	$154,405
Fiscal 2025	308,809
Fiscal 2026	308,809
Fiscal 2027	308,809
Fiscal 2028	308,809
Thereafter	5,228,241
Total	$6,617,882

Note 9 – Long-term deposits

Long-term deposits consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Construction deposit (a)	$831,129	$822,505
Deposit for acquisition of land use rights (b)	276,997	274,123
Long-term deposits	$1,108,126	$1,096,628

(a)

On June 25, 2020, the Company entered into a construction agreement with a third party, Manzhouli Lancheng Project Management Co., Ltd., for the first stage of construction of the Company’s new facility in Manzhouli City, China. Pursuant to the agreement, the Company made a payment of RMB6 million (equivalent to $831,129 as of March 31, 2024) as a security deposit. The deposit is interest-free and is refundable upon the completion of the project.

(b)

The Company paid a deposit of RMB2 million (equivalent to $276,997 as of March 31, 2024) to the Finance Bureau designated by the Tahe County Land and Resources Bureau, to bid for the acquisition of the land use rights for the land which the Company leases from Tahe County and where Biopower Plant is currently located. The deposit is interest-free and refundable if the Company decides not to purchase the land use rights when the lease expires in April 2029.

F-20

Note 10 – Prepayment for property, plant and equipment

As of March 31, 2024, the Company had prepayment in the amount of $0.9 million for the production line equipment to be installed in the new production plant in Manzhouli City. The contractual amount was $1.1 million, the remaining $0.2 million was disclosed as capital commitment.

Note 11 – Intangible assets, net

Intangible assets, net consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Software	$14,196	$14,049
Purchased patents	987,533	977,287
Subtotal	1,001,729	991,336
Less: accumulated amortization	(998,788)	(988,276)
Intangible assets, net	$2,941	$3,060

Amortization expenses were $151 and $8,718 for the six months ended March 31, 2024 and 2023, respectively.

Estimated future amortization expenses are as follows:

Amortization
expense
Remainder of fiscal 2024	$226
Fiscal 2025	452
Fiscal 2026	452
Fiscal 2027	452
Fiscal 2028	452
Thereafter	907
Total	$2,941

F-21

Note 12 – Short-term and long-term bank loans

	March 31,	September 30,
	2024	2023
	(unaudited)
Short-term loans
Industrial and Commercial Bank of China	$1,731,231	$1,713,267
Bank of Beijing	1,177,236	1,165,022
China Resources Shenzhen Guotou Trust Co., Ltd	692,492	685,307
China Zheshang Bank Co., Ltd.	678,642	671,601
Pingan Bank Co., Ltd.	415,495	411,185
Total short-term loans	$4,695,096	$4,646,382
Long-term loans
Long-term loans, current portion
Xiaoshan Rural Commercial Bank	$415,495	$411,184
Kincheng Bank Co., Ltd.	150,040	137,061
Total long-term loans, current portion	$565,535	$548,245
Long-term loans, non-current portion
Kincheng Bank Co., Ltd.	-	$34,266
Total long-term loans, non-current portion	-	$34,266

Total long-term loans	$565,535	$582,511

Total short-term and long-term loans	$5,260,631	$5,228,893

F-22

Note 12 – Short-term and long-term bank loans

The following table summarizing the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of each secured and unsecured short-term and long-term bank loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of March 31, 2024	date	date	in RMB	in USD	rate	Note
Secured short-term loans
Industrial and Commercial Bank of China	May 25, 2022	April 19, 2024	4,500,000	$623,243	3.75%	1,8
Industrial and Commercial Bank of China	June 24, 2022	May 28, 2024	5,000,000	692,492	4.35%	2,8
Bank of Beijing	December 9, 2022	December 8, 2023	5,000,000	692,492	4.50%	3,8
Bank of Beijing	May 31, 2023	May 30, 2024	3,500,000	484,744	4.00%	3,8
China Zheshang Bank Co., Ltd.	June 29, 2023	June 28, 2024	4,900,000	678,642	5.50%	4,8
Pingan Bank Co., Ltd.	December 7, 2022	December 5, 2023	3,000,000	415,495	6.00%	5,8
Total secured short-term loans			25,900,000	$3,587,108
Unsecured short-term loans
China Resources Shenzhen Guotou Trust Co., Ltd	July 3, 2023	June 13, 2024	5,000,000	$692,492	3.40%	8
Industrial and Commercial Bank of China	December 7, 2022	November 22, 2023	1,500,000	207,748	4.45%	8
Industrial and Commercial Bank of China	December 8, 2022	November 22, 2023	1,500,000	207,748	4.45%	8
Total unsecured short-term loans			8,000,000	$1,107,988

Total short-term loans			33,900,000	$4,695,096

Secured long-term loans
Kincheng Bank Co., Ltd.	November 30, 2022	December 1, 2024	1,083,333	150,040	18.00%	6,8
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	415,495	6.16%	7,8
Total long-term loans			4,083,333	$565,535

Total short-term and long-term loans			37,983,333	$5,260,631

F-23

Note 12 – Short-term and long-term bank loans

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of September 30, 2023	date	date	in RMB	in USD	rate	Note
Secured short-term loans
Industrial and Commercial Bank of China	May 25, 2022	April 19, 2024	4,500,000	$616,776	3.75%	1
Industrial and Commercial Bank of China	June 24, 2022	May 28, 2024	5,000,000	685,307	4.35%	2
Bank of Beijing	December 9, 2022	December 8, 2023	5,000,000	685,307	4.50%	3
Bank of Beijing	May 31, 2023	May 30, 2024	3,500,000	479,715	4.0%	3
China Zheshang Bank Co., Ltd.	June 29, 2023	June 28, 2024	4,900,000	671,601	5.5%	4
Pingan Bank Co., Ltd.	December 7, 2022	December 5, 2023	3,000,000	411,185	6.0%	5
Total secured short-term loans			25,900,000	$3,549,891
Unsecured short-term loans
China Resources Shenzhen Guotou Trust Co., Ltd	July 3, 2023	June 13, 2024	5,000,000	$685,307	3.40%
Industrial and Commercial Bank of China	December 7, 2022	November 22, 2023	1,500,000	205,592	4.45%	8
Industrial and Commercial Bank of China	December 8, 2022	November 22, 2023	1,500,000	205,592	4.45%	8
Total unsecured short-term loans			8,000,000	$1,096,491

Total short-term loans			33,900,000	$4,646,382

Secured long-term loans
Kincheng Bank Co., Ltd.	November 30, 2022	December 1, 2024	1,250,000	171,327	18.00%	6
Xiaoshan Rural Commercial Bank	July 19, 2022	July 17, 2025	3,000,000	411,184	6.16%	7
Total long-term loans			4,250,000	$582,511

Total short-term and long-term loans			38,150,000	$5,228,893

(1)	The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance.

(2)

The loan is guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal and normal interest balance, personal guaranteed by Mr. Wenhua Liu, who is a legal representative of Khingan Forasen and a director of the Company, and is collateralized by the property, plant, and equipment of Khingan Forasen, with a net book value of RMB1.5 million (equivalent to approximately $0.1 million as of September 30, 2023).

(3)

The loan is guaranteed by a third party, Hangzhou High Tech Financing Guarantee Co., Ltd, Mr. Wenhua Liu, Ms. Yefang Zhang, principal shareholder, and Mr. Zhengyu Wang, former CEO and spouse of principal shareholder, for up to 100% of the outstanding principal and normal interest balance.

(4)	The loan is guaranteed by Ms. Yefang Zhang, principal shareholder, Ms. Xinyang Wang, former CEO of the Company and CN Energy Development, a subsidiary of the Company.

(5)	The loan is guaranteed by Mr. Wenhua Liu, a director of CN Energy, for up to RMB6.5 million ($0.9 million) of the outstanding principal and normal interest balance.

(6)	The loan is guaranteed by Mr. Wenhua Liu, a director of CN Energy, for up to RMB6.5 million ($0.9 million) of the outstanding principal and normal interest balance.

(7)	The loan is guaranteed by a subsidiary of the Company, CN Energy Development.

(8)	These loans are overdue and in default. The Company plans to divest these affected subsidiaries to third parties by September 30, 2024 to resolve the loan issues.

F-24

Note 13 - Convertible note

On December 30, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible note, on December 30, 2022, in the original principal amount of $3,230,000 (the “Note”, and together with the Purchase Agreement, the “Agreement”), convertible into Class A ordinary shares, no par value, of the Company (“Class A Ordinary Shares”). The Note bears an interest rate of 7% per annum and will be matured on December 30, 2023.

Under the Agreement, the Investor has the right to redeem the Note sixty (60) days after the purchase price of the Note was delivered by the Investor to the Company, and redemptions may be satisfied in cash or Class A Ordinary Shares, at the Company’s election. However, the Company will be required to pay the redemption amount in cash, if there is an Equity Conditions Failure (as defined in the Note). If the Company elects to satisfy a redemption in Class A Ordinary Shares, such Class A Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) $2.00 per share, subject to adjustment as provided in the Note, and (ii) 80% of the Nasdaq Minimum Price (as defined in the Note).

The Note does not contain a floor price for the possible future redemption conversions into Class A Ordinary Shares, and a future conversion pursuant to the Agreement could potentially result in a substantial dilutive effect on the existing shareholders of the Company. Pursuant to the relevant Nasdaq Listing Rule guidance, the Nasdaq Staff has stated its position that, in determining whether the issuance of a future priced security raises public interest concerns, Nasdaq Staff will consider, among other things, whether a future priced security includes features to limit the potential dilutive effect of its conversion or exercise, including floors on the conversion or exercise price. To limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company approved on February 15, 2023 that the Company shall repay the Note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12. For the fiscal year ended September 30, 2023, 8,996,865 Class A Ordinary Shares were issued for the redemption of $1.25 million convertible notes. After the redemption by Class A Ordinary Shares mentioned above, the outstanding principal of convertible note was $2.0 million and interest payable was $157,801 as of September 30, 2023.

On November 29, 2023, the Company entered into a forbearance agreement (the “Agreement”) with the Investor, pursuant to which the Investor agreed to refrain and forbear from bringing any action to enforce any remedies against the Company for failure to deliver the cash amount in accordance to a certain redemption notice delivered to the Company by the Lender on November 20, 2023 (the “Forbearance”). In exchange for the Forbearance, the Company agreed to pay the Lender a forbearance fee equal to 3.25% of the outstanding balance as of the date of the Agreement.

The Forbearance will terminate immediately upon the Company’s failure to comply with certain terms and conditions set forth in the Agreement. Upon termination of the Forbearance, the Investor may seek all recourse available to it under the terms of the Note, the Agreement, any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any right, power, or remedy of the Investor under the Note or all other documents entered into in conjunction therewith as in effect prior to the date of the Agreement.

On December 1, 2023, 1,875,000 (or 62,500 after adjusted for the reversed stock split in January 2024) Class A ordinary shares were issued for the redemption of $225,000 convertible notes. For the six months ended March 31, 2024 and 2023, 691,610 and nil Class A ordinary shares were issued for the redemption of $960,000 and nil convertible notes, respectively.

F-25

Note 14 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	March 31,	September 30,
	2024	2023
	(unaudited)
Advances from third parties	$1,459,773	$-
Payroll payable	411,381	528,902
Interest payable	269,787	157,801
Accrued expenses	157,570	473,837
Accrued expenses and other current liabilities	$2,298,511	$1,160,540

Advances from third parties are unsecured with no interest and are repayable on demand.

Note 15 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing personal guarantee as an additional security for loans, payables and receivables, providing personal guarantee for a lawsuit for potential losses
Zhengyu Wang	Former CEO, spouse of Ms. Yefang Zhang	Providing personal guarantee as an additional security for loans
Xinyang Wang	Former CEO of the Company	Providing personal guarantee as an additional security for loans
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company
Wenhua Liu	A director of the Company and Interim Chief Executive Officer	Providing personal guarantee as an additional security for loans
Jinwu Huang	Chief Financial Officer	Providing advances for working capital.

Due to a related party

As of March 31, 2024 and September 30, 2023, the Company owed Yefang Zhang $471,653 and $114,451, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

As of March 31, 2024 and September 30, 2023, the Company owed Jinwu Huang $40,878 and $38,105, respectively. The balance of due to related parties is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $59,890).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term loans (see Note 12).

F-26

Note 16 – Taxes

Corporation Income Tax

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

CN Energy is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Under the Hong Kong tax laws, an entity, that incorporated under the laws of Hong Kong China, is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Khingan Forasen was approved as an HNTE in November 2016, Khingan Forasen and its branch office, Biopower Plant, are entitled to a reduced income tax rate of 15% beginning November 2016. On December 16, 2021, Khingan Forasen successfully renewed its HNTE certificate and is able to enjoy the reduced income tax rate in the next three years. In addition, according to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products is exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified the Company that its revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and the Company paid approximately $135,000 income tax as assessed by the tax authority (see the prior year true-up below). Starting January 1, 2021, activated carbon has been included in the program, and the Company expects to be able to enjoy the income tax exemption going forward.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended March 31,
	2024	2023
China Statutory income tax rate	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	0.2%	-
Research and development (“R&D”) tax credit	0.5%	2%
Effect of non-taxable government subsidy income	-	1.6%
Non-PRC entities not subject to PRC tax	(6.2%)	(10.5%)
Change in valuation allowance	0.3%	0.0%
Others	(19.5%)	(18.0%)
Effective tax rate	0.3%	(0.0%)

F-27

Note 16 – Taxes (Continued)

The income tax expenses consisted of the following:

	For the six months ended March 31,
	2024	2023
	(unaudited)	(unaudited)
Current income tax expenses	$47	$4,141
Deferred income tax expenses	(8,982)	-
Income tax expenses	($8,935)	$4,141

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	March 31,	September 30,
	2024	2023
Deferred tax assets:	(unaudited)
Net operating loss carryforwards	$1,635,711	$6,152,427
Allowance on receivables	390,765	583,463
Allowance on inventory	292	344,474
Valuation allowance on net operating loss	(2,026,768)	(7,080,364)
Total	-	-

Deferred tax liabilities:
Accelerated depreciation of equipment	$25,547	$34,153
Total	$25,547	$34,153

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $6.9 million and $24.6 million as of March 31, 2024 and September 30, 2023, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $2.1 million and $7.1 million was recorded against the gross deferred tax asset balance at March 31, 2024 and September 30, 2023, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The net change in valuation allowance for the six months ended March 31, 2024 and 2023 was a decrease of $6.0 million and a decrease of $0.2 million, respectively.

Note 17 – Concentration of major customers and suppliers

For the six months ended March 31, 2024, three major customers accounted for approximately 27%, 16% and 10% of the Company’s total sales, respectively. For the six months ended March 31, 2023, two major customers accounted for approximately 32% and 14% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2024, three major customers accounted for 24%, 17%, and 11% of the Company’s accounts receivable balance, respectively. As of September 30, 2023, three major customers accounted for 21%, 20% and 10% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2024, two major suppliers accounted for approximately 35% and 10% of the total purchases, respectively. For the six months ended March 31, 2023, three major suppliers accounted for approximately 34%, 22% and 12% of the total purchases, respectively.

As of March 31, 2024, four suppliers accounted for approximately 20%, 18%, 15% and 14% of the Company’s advance to suppliers balance, respectively. As of September 30, 2023, five suppliers accounted for approximately 17%, 16%, 16%, 11% and 10% of the Company’s advance to suppliers balance, respectively.

F-28

Note 18 – Leases

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB454,043 (equivalent of $71,624). The Company prepaid total rent of RMB2,270,214 (equivalent of $358,120) upon the starting date of the lease period.

As of March 31, 2024 and September 30, 2023, the remaining average lease term was an average of 2.5 years and 1.5 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.8% per annum and 4.7% per annum, as of March 31, 2024 and September 30, 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2024	2023
	(unaudited)
Right-of-use assets under operating leases	$149,277	$195,813

Operating lease liabilities, current	-	31,602
Total operating lease liabilities	-	$31,602

F-29

Note 19 – Commitments and contingencies

(a)  Capital expenditure commitments

As of March 31, 2024, the Company had contractual obligations of approximately $0.2 million for groundwork of the factory workshop as capital expenditure commitments.

(b) Contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Biopower Plant has not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day, starting from the date of underpayment, and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 20 – Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker makes operating decisions and assesses performance solely based on activated carbon sales orders received. In addition, the production of activated carbon and the biomass electricity are one integrated process and inseparable. Therefore, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories for the six months ended March 31, 2024 and 2023, respectively:

	For the six months ended March 31,
	2024	2023
Activated carbon	$31,285,396	$22,655,110
Biomass electricity	-	20,007
Total	$31,285,396	$22,675,117

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

F-30

Note 21 – Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The Company had an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value.

Share consolidation or reverse share split

On January 18, 2024, the Company consolidated its issued and outstanding ordinary shares from 70,449,781 Class A ordinary shares of no par value and 3,020,969 Class B ordinary shares of no par value to 2,348,326 Class A ordinary shares of no par value and 100,698 Class B ordinary shares of no par value, on a 30:1 basis. As a result of reverse share split, 250 Class A ordinary shares were acquired from the market and were cancelled accordingly. The Company believes the share consolidation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

As of March 31, 2024 and September 30, 2023, the Company has 3,077,186 and 2,285,826 Class A ordinary shares issued and outstanding and 100,698 and 100,698 Class B ordinary shares issued and outstanding, respectively

Public offering, warrants, and pre-funded warrants

On January 30, 2023, CN Energy entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which CN Energy agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 10,396,974 units, each consisting of one Class A ordinary share, no par value (collectively, the “Class A ordinary shares”) and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 per share (collectively, the “warrants”), at an offering price of $0.55 per unit; and (ii) 7,786,300 units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share (collectively, the “Pre-funded Warrants”), and one warrant, at an offering price of $0.5499 per unit (together with the Class A ordinary shares and the warrants, the “Offered Securities”), to those purchasers whose purchase of Class A ordinary shares in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of CN Energy’s outstanding ordinary shares immediately following the consummation of the Offering. The components of the units were issued separately and are immediately separable upon issuance. The Company received approximately $7.8 million in net proceeds from the Offering, after deducting underwriting discounts and other related offering expenses. In connection with the Offering, 10,396,974 Class A ordinary shares were issued, 4,672,700 Pre-funded Warrants were exercised upon issuance which resulted in a total issuance of 15,069,674 Class A ordinary shares and 3,112,046 Pre-funded Warrants were exercised for 3,112,046 Class A ordinary shares in September 2023.

The Pre-funded Warrants are exercisable immediately (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-funded Warrants are exercised in full. The warrants are exercisable immediately and expire five years, i.e. January 29, 2028, after their issuance date on January 30, 2023.

As a result of reverse share split on January 18, 2024, the exercise price was adjusted from $0.55 per share to $1.4529 per share and the warrants were adjusted from 18,183,274 warrants to 6,883,337 warrants.

For the six months ended March 31, 2024 and 2023, 100,000 and nil warrants were exercised for 100,000 and nil Class A ordinary shares and for cash of $145,290 and nil, respectively. As of March 31, 2024 and September 30, 2023, 6,783,337 and 6,883,337 warrants and 1,554 and 1,554 pre-funded warrants were outstanding, respectively.

F-31

Note 21 – Shareholders’ equity (Continued)

Issuance of shares for repayment of convertible note

On December 30, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible note, on December 30, 2022, in the original principal amount of $3,230,000 (the “Note”, and together with the Purchase Agreement, the “Agreement”), convertible into Class A ordinary shares, no par value, of the Company (“Class A Ordinary Shares”). The Note bears an interest rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable 12 months after the purchase price of the Note is delivered by the Investor to the Company (the “Purchase Price Date,” and 12 months after the Purchase Price Date, the “Maturity Date”), unless earlier prepaid or converted.

Under the Agreement, the Investor has the right to redeem the Note 60 days after the purchase price of the Note was delivered by the Investor to the Company, and redemptions may be satisfied in cash or Class A Ordinary Shares, at the Company’s election. However, the Company will be required to pay the redemption amount in cash, if there is an Equity Conditions Failure (as defined in the Note). If the Company elects to satisfy a redemption in Class A Ordinary Shares, such Class A Ordinary Shares shall be issued at a redemption conversion price of the lower of(i) $2.00 per share, subject to adjustment as provided in the Note, and (ii) 80% of the Nasdaq Minimum Price (as defined in the Note).

The Note does not contain a floor price for the possible future redemption conversions into Class A Ordinary Shares, and a future conversion pursuant to the Agreement could potentially result in a substantial dilutive effect on the existing shareholders of the Company. Pursuant to the relevant Nasdaq Listing Rule guidance, the Nasdaq Staff has stated its position that, in determining whether the issuance of a future priced security raises public interest concerns, Nasdaq Staff will consider, among other things, whether a future priced security includes features to limit the potential dilutive effect of its conversion or exercise, including floors on the conversion or exercise price. To limit the potential dilutive effect of a redemption conversion on the existing shareholders of the Company, the board of directors of the Company approved on February 15, 2023 that the Company shall repay the Note in cash in the event any redemption conversions would result in the aggregate effective conversion price falling below $0.12.

For the six months ended March 31, 2024 and 2023, 691,610 and nil Class A Ordinary Shares were issued for the redemption of $0.96 million and nil of the convertible note.

F-32

Note 21 – Shareholders’ equity (Continued)

Statutory reserves and restricted net assets

CN Energy’s ability to pay dividends primarily depends on CN Energy receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by CN Energy’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of CN Energy’s subsidiaries.

CN Energy’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. CN Energy’s PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves, together with paid in capital of CN Energy’s PRC subsidiaries, are not distributable as cash dividends. As of March 31, 2024 and September 30, 2023, the balance of the required statutory reserves was $0.5 million and $0.5 million, respectively.

Note 22 – Subsequent events

On September 12, 2024, the Company, through its wholly owned subsidiary CN Energy Development, entered into a Share Transfer Agreement (the “Agreement No. 1”) with Zhejiang Sentuo Industrial Holding Group., Ltd. (“Sentuo”). Pursuant to the Agreement No. 1, CN Energy Development agreed to transfer all of its equity interest in Hangzhou Forasen, which constituted 100% of the issued and outstanding equity of Hangzhou Forasen, to Sentuo in consideration of RMB 29,478, which shall be paid by Sentuo within five business days from the date of the Agreement.

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement (the “Agreement No. 2”) with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Agreement No. 2, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development, and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 (approximately $19,690,929), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement.

F-33